Exhibit 99.1

PRESS RELEASE

Cascades Inc.
404 Marie-Victorin Blvd., P.O. Box 30
Kingsey Falls (Québec) Canada J0A 1B0
Telephone: (819) 363-5100
Fax: (819) 363-5155
www.cascades.com

Cascades proceeds with the sale of Scierie Lemay

Kingsey Falls (Québec), September 15, 2008  – Cascades Inc. (CAS on the Toronto Stock Exchange) announces that it has completed the sale of the assets of its softwood lumber mill, Scierie Lemay Inc., located in L’Ascension-De-Notre-Seigneur in the Lac-Saint-Jean (Québec) area, to Produits Forestiers Arbec S.E.N.C. The amount of the sale was not disclosed.

“This transaction is in keeping with the objectives of our action plan which includes, amongst other things, disposing of non-strategic operations and reducing debt. The sale of Scierie Lemay confirms our withdrawal from the softwood lumber industry where our presence was minimal”, declared Alain Lemaire, President and Chief Executive Officer of Cascades.

Cascades acquired 50% of the shares of Scierie Lemay Inc. in 1996 and became the sole owner in January 2004.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs nearly 14,000 men and women who work in some 100 modern and flexible production units located in North America and in Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continuous efforts in research and development are strengths which enable the company to create innovative products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

For more detailed information:

Media	Investors
Hubert Bolduc	Didier Fillion
Vice-President, Communications	Director, Investor Relations
and Public Affairs	Cascades Inc.
Cascades Inc.	514-282-3697
514-912-3790